EXHIBIT 15


To the Board of Directors and Stockholders
Optical Coating Laboratory, Inc.


With respect to the registration statement, dated December 14, 1998, on Form S-8 of Optical Coating Laboratory, Inc., we acknowledge our awareness of the use therein of our reports dated February 17, 1997, May 14, 1997, and August 15, 1997, related to our reviews of the interim balance sheets and related statements of operations and cash flows of Flex Products, Inc. for the three month periods ended February 2, 1997, May 3, 1997 and August 2, 1997, respectively.

Pursuant to Rule 436(c) under the Securities Act of 1933, such reports are not considered part of a registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of sections 7 and 11 of the Act.



KPMG Peat Marwick LLP
San Francisco, California
December 4, 1998